UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Augusta Gold Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

12021A107
(CUSIP Number)

The Beling Family Trust David Beling, Trustee 897 Quail Run Drive Grand Junction, CO 81505
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 20, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l (g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 66704D101

1.	Names of Reporting Persons The Beling Family Trust, c/o David Beling Trustee

2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]

3.	Sec Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 4,693,701
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,693,701

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,693,701

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 7.8%

14.	Type of Reporting Person (See Instructions) OO - Trust

Item 1. Security and Issuer

This statement relates to the shares of common stock, par value $0.0001 per share (the "Common Stock"), of Augusta Gold Corp., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at Suite 555- 999 Canada Place, Vancouver, British Columbia, V6C 3E1, Canada.

Item 2. Identity and Background

(a)This statement is filed by The Beling Family Trust (the "Reporting Person").

(b)The reporting person resides at 897 Quail Run Drive, Grand Junction, CO  81505.

(c)The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person paid $316,375 in cash to exercise 629,167 options into Common Stock on January 20, 2021. The source of these funds was from The Beling Family Trust.

Item 4. Purpose of Transaction

The shares of Common Stock reported in this Schedule 13D have been purchased and held for investment in the ordinary course of business. Although the Reporting Person has no specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, the Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of his Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person, and/or other investment considerations.

The purpose of the Reporting Persons' acquisition of Common Stock was (and is) investment. The acquisitions of the Common Stock were made in the ordinary course of business and was not made for the purpose of acquiring control of the Issuer.

The Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 4,693,701 shares of Common Stock.

(b)The Reporting Person has sole voting and dispositive power over the all of the shares of Common Stock beneficially owned by him.

(c)The Reporting Person exercised and purchased of 629,167 options of Common Stock in the past sixty days.

(d)No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock.

(e)Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person has no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2021	/s/ David Beling
David Beling, Trustee of The Beling Family Trust